investor presentation

Sterne Agee
Financial Services Symposium

February 9, 2010

BancorpRI

Forward Looking Statements

Certain statements contained in this presentation are “Forward Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward Looking Statements may be identified by the use of forward looking terminology such as “may,” “believes,” “intends,” “expects,” and “anticipates” or similar terms or variations of these terms. Actual results could differ materially from those set forth in Forward Looking Statements due to a variety of factors including, without limitation, competition, interest rate risk, credit risk, political and economic conditions and regulatory issues. Further information on these risk factors is included in our Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.

BANCORPRI

Who We Are



Woonsocket
Providence
East
Providence
Cranston
Warwick
East Greenwich
Existing Branches
Cities/Towns

Profile:

- Formed in March 1996
- $1.6 billion commercial bank
- NASDAQ listed (since 1998): BARI
- 16 branches in Greater Providence area
- Headquartered in Providence, state capital
- Approximately 75% of RI's population, jobs and businesses are located in Greater Providence area

Key Strengths

Strong Management Team

- Focused on delivering results and creating long-term value for shareholders
- Experienced team includes large bank expertise
- Consistent track record
- Highly visible in the Rhode Island community

Prudent Credit Culture

- Conservative credit culture has delivered moderate level of nonperforming loans and leases and low level of net charge-offs compared to peers
- Diversified loan portfolio
- Credit team has significant credit management expertise
- Precautions taken and monitoring processes established to weather current economic storm
- Credit culture extends to investment portfolio

Key Strengths

Solid Capital Position

- As of December 31, 2009:
  - Total Capital (to Risk Weighted Assets) of 12.04%
  - Tier 1 Capital Ratio of 7.70%
  - Tangible Common Equity Ratio of 6.92%
- Concluded our participation in the U.S. Treasury's Capital Purchase Program
- Firm commitment for $8 million of additional capital in place; available at Company's election

Strong Liquidity Position

- Solid core deposit base at 12/31/09 was 65% of total deposits (DDA, money market, NOW and savings) up from 59% at year-end 2008
- Liquidity supported by diversified funding sources

BANCORPRI

Investment Portfolio

12/31/2009: $398.1 million

2009 earnings were negatively impacted by $384,000 in other-than-temporary charges related to credit losses.

Total par value of the trust preferred collateralized debt obligations is $2.9 million.


Trust Preferred CDOs, 0.1%
FHLB Stock
4.1%
Mortgage Backed Securities (Variable)
10.9%
Private CMOs
6.3%
Agency CMOs
4.8%
U.S. Agencies
20.3%
Mortgage Backed Securities (Fixed)
53.5%

Diversified Loan Portfolio

Commercial:
65.9%

Consumer:
18.5%

Residential:
15.6%

100.0%

12/31/2009: $1.11 billion



Construction, 2.1%
Small Business
5.0%
Multi-Family
6.0%
Lease and Other
6.0%
Commercial Real Estate (non-owner occupied)
15.3%
Commercial and Industrial
16.4%
Commercial Real Estate (owner occupied)
15.1%
Residential Mortgages
15.6%
Consumer Loans
18.5%

BANCORPRI

Commercial Real Estate (non-owner occupied)

12/31/2009: $169.9 million


Medical, 2.8%
Industrial Warehouse
Residential Units
Land, 0.8%
6.2%
6.3%
Mixed Use
7.6%
Retail
34.0%
17.6%
Other
24.7%
Commercial Office/
Condominiums

Credit Quality of Portfolio



% of total assets
Total Nonperforming Assets
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
$0.4M
$1.4M
$4.1M
$15.2M
$16.1M
2005
2006
2007
2008
2009

Credit Quality of Loan and Lease Portfolios

Nonperforming Loans and Leases

2008



Commercial Loans & Leases
35.7%
Commercial Real Estate
34.0%
Consumer, 0.3%
30.0%
Residential Mortgages

$14.4M Nonperforming Loans & Leases
1.33% of Total Loans & Leases

2009



Commercial Loans & Leases
35.3%
Commercial Real Estate
31.4%
4.6%
Consumer
28.7%
Residential Mortgages

$14.4M Nonperforming Loans & Leases
1.29% of Total Loans & Leases

Credit Quality of Loan and Lease Portfolios



% of average loans and leases
Loan and Lease Portfolio Net Charge-Offs
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
$1.2M
$0.5M
$0.5M
$2.5M
$6.6M
2005
2006
2007
2008
2009
Commercial Real Estate
Consumer Loans
Residential Mortgages
Commercial Loans and Leases
BANCORPRI

Consumer Loan Portfolio



$ in millions
$225
$220
$215
$210
$205
$200
$195
$206
$221
$216
$207
$206
2005
2006
2007
2008
2009

Consumer Loan Snapshot



% of consumer portfolio
12/31/09: Credit Score Distribution
70%
60%
50%
40%
30%
20%
10%
0%
3%
2%
7%
22%
66%
<620
621-660
661-700
701-750
>750

99.3% of Consumer Portfolio is Home Equity Lines or Loans

BANCORPRI

Consumer Loans

12/31/09: Lien Position Distribution


2nd Lien Position
55.8%
44.2%
1st Lien Position

Residential Loan Portfolio



$ in millions
$350
$300
$250
$200
$150
$100
$50
$0
$306
$264
$249
$213
$173
2005
2006
2007
2008
2009

Residential Mortgage Snapshot

12/31/2009: $173.3 million



Owner Occupied Second
4.1%
Non-Owner Occupied
7.9%
88.0%
Owner Occupied Primary

Total Delinquencies (30 - 89 days)	2.7%
Weighted Average FICO	693

Residential Mortgage Snapshot


12/31/09: Credit Score Distribution
% of residential portfolio
60%
50%
40%
30%
20%
10%
0%
9%
5%
13%
20%
53%
<620
621-660
661-700
701-750
>750

Commercial Loan Growth



$ in millions
$1,000
$800
$600
$400
$200
$0
$438
$520
$574
$658
$734
2005
2006
2007
2008
2009

Performance Highlights

2009

- Continued strategic shift to commercially-oriented balance sheet and company originated assets
  - Commercial loan portfolio growth of 11.5%
- Core deposits growth of $92 million or 15% from year-end 2008
- Nonperforming assets remain at a manageable level
- Expanded net interest margin on quarter and YTD basis
- Noninterest expenses flat year-over-year, excluding FDIC insurance increases
- Earnings per share of $.90 were negatively impacted by the repurchase of preferred stock and the discount accretion associated with its issuance by $.49 per share

BANCORPRI

Financial Results

Net Interest Margin


3.50%
3.30%
3.10%
2.90%
2.70%
2.50%
3.35%
3.06%
2.96%
3.21%
3.25%
2005
2006
2007
2008
2009

Financial Results



$ in Millions
Noninterest Expense
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
$36.3
$38.7
$38.0
$37.9
$39.5
2005
2006
2007
2008
2009

Financial Results



Net Income
$ in Millions
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
$9.6
$7.7
$9.0
$9.1
$6.5
2005
2006
2007
2008
2009

Financial Results

Earnings Per Share (diluted)



$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$2.04
$1.57
$1.84
$1.96
$0.90
2005
2006
2007
2008
2009

BANCORPRI

Going Forward

Challenges

- Uncertain economic environment
- Lower consumer spending negatively impacting fee income
- Government regulations may negatively impact fee income
- Market illiquidity still impacting Macrolease sales

Opportunities

- Capitalize on marketplace perceptions and dislocations
- Seasoned talent available for recruitment
- Patient investment philosophy positions institution well for income expansion when economy turns

Attractive Valuation

Market price as of February 1, 2010 - $24.66

Book Value Per Common Share	$26.36
Price to Book Value Per Common Share	93.39%
Tangible Book Value Per Common Share	$23.70
Price to Tangible Book Value Per Common Share	103.85%
Price to TTM Earnings	17.57
Common Shares Outstanding (net)	4,604,694
Quarterly Dividend (per share)	$0.17
Dividend Yield	2.76%
Market Capitalization (in millions)	$113.6
Tangible Common Equity Ratio	6.92%
Tier 1 Capital Ratio	7.70%
Total Capital (to risk-weighted assets)	12.04%

Based on December 31, 2009 financial data

NASDAQ: BARI

BancorpRI